FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 17, 2006

Item 3: News Release:

A news release dated and issued on November 17, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Stillwater Mining Company Invests $2 million into Pacific North West Capital Corp.

Item 5: Full Description of Material Change:

November 17, 2006, Vancouver, BC – Pacific North West Capital Corp. (‘PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to announce a non-brokered private placement of 4,444,444 common shares at a price of CDN$0.45 per common share for gross proceeds of CDN$2,000,000 with Stillwater Mining Company (‘Stillwater’) (NYSE: SWC).  No finder’s fee or commission will be paid.  Proceeds will be used for general working capital purposes and to fund the on-going evaluation and acquisition of new projects.  The foregoing is subject to Board and regulatory approval.

Mr. Harry Barr, President and CEO of PFN stated “We are pleased to have Stillwater Mining Company, one of the world's leading producers of platinum group metals and a significant primary producer of palladium in the Western Hemisphere, as an investor in Pacific North West Capital Corp. The funds will allow PFN to further develop its wholly owned projects and acquire new projects that meet our investment criteria.”

Mr. Francis McAllister, Chairman and CEO of Stillwater commented, “Our investment in Pacific North West Capital Corp. will allow our company to participate in the growth of one of North America’s foremost platinum group metal exploration companies.”

About Stillwater Mining Company

Stillwater Mining Company is the only U.S. producer of palladium and platinum and is the largest primary producer of platinum group metals outside of South Africa and Russia. The Company's shares are traded on the New York Stock Exchange under the symbol SWC. Information on Stillwater Mining can be found at its Web site: www.stillwatermining.com.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is an exploration and development company focused on platinum group metal (PGM) projects in North America. PFN is currently exploring the River Valley Project, located near Sudbury Ontario, Canada, (joint ventured 50/50 with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.  Current River Valley Resource stands at: Measured and Indicated Resources of 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd). PFN is the Project Operator.

In late 2004 PFN established a Nickel / Base Metals Division and currently has an Option / Joint Venture in the Timmins Mining District with Xstrata plc (formally Falconbridge Ltd.). An extensive geophysical and ground proofing exploration program and a joint pulse EM survey was recently completed and the results are pending.  PFN has expended approximately $1.6 million on the project to date.

On April 12, 2006, Pacific North West Capital Corp. acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska. Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. A 2006 exploration program has commenced.

On August 1, 2006, PFN announced that it entered into a Cooperation agreement with SOQUEM Inc. ("SOQUEM") in order to conduct research on platinum properties in the province of Quebec. SOQUEM INC. is a wholly owned subsidiary of the Société générale de financement du Québec ("SGF"). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006 / 07.  The Company will have approximately $4.2 million in working capital and no debt after the completion of the Stillwater placement.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 17th day of November 2006.